Exhibit 99.2

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

APPOINTMENT OF CHAIRMAN

Reference is made to the announcement issued by PetroChina Company Limited (the “Company”) dated 18 March 2013 in relation to the resignation of the Chairman and the director of the Company.

A provisional meeting of the board of directors of the Company (the “Board”) was held on 25 April 2013 (the “Board Meeting”) by way of written resolutions. The attending directors of the Company (“Directors”) resolved and approved in writing the “Proposal in relation to the election of Mr Zhou Jiping as the Chairman of the Board”.

Pursuant to the resolutions passed at the Board Meeting, the Board is pleased to announce that Mr Zhou Jiping was elected as the Chairman of the Board. The above appointment took effect from 25 April 2013.

The biographical details of Mr Zhou Jiping are as follows:

Zhou Jiping, aged 61, was appointed as the Vice Chairman of the Board and President of the Company before he was appointed as Chairman of the Board on 25 April 2013. He is also Chairman of China National Petroleum Corporation (“CNPC”). Mr Zhou is a professor-level senior engineer and holds a master’s degree. He has over 40 years of working experience in China’s petrochemical industry. In November 1996, he was the deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company and deputy general manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed as the general manager of China National Oil & Gas Exploration and Development Corporation and deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company. Since August 2001, he was the Assistant to the General Manager of CNPC and the general manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been a Deputy General Manager of CNPC. Mr Zhou has been appointed as a Director of the Company in May 2004. Mr Zhou was appointed as the Vice Chairman and President of the Company in May 2008. Since October 2011, Mr Zhou became the General Manager of CNPC. Mr Zhou has been performing the duties and powers of the Chairman of the Board since March 2013. Mr Zhou was appointed as Chairman of CNPC in April 2013.

By order of the Board

PetroChina Company Limited

Li Hualin

Secretary to the Board

Beijing, the PRC

25 April 2013

As at the date of this announcement, the board of directors of the Company comprises Mr Zhou Jiping as the Chairman and executive director; Mr Liao Yongyuan and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

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